SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco intends to delist from New York Stock Exchange (NYSE)

Adecco intends to delist from New York Stock Exchange (NYSE)

Glattbrugg, Switzerland, April 11, 2007: Adecco, the world leader in human resource (HR) services announced today that it plans to delist its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE), to terminate its American Depositary Receipts (ADR) program and to end the registration of its shares under the Securities and Exchange Act of 1934 (Exchange Act).

The rationale for delisting, termination of its ADR program and deregistering is primarily based on the following:

•	The average daily trading volume of shares represented by ADRs has declined since 2000 and accounts for less than 2% of the total shares traded in both 2005 and 2006;

•	The majority of shares held by US domiciled investors are ordinary shares acquired through virt-x London and Euronext Paris; and

•	Adecco is continuously seeking to optimize its costs.

Adecco plans to submit its application for delisting to the NYSE and expects that its listing on NYSE will effectively be terminated on June 4, 2007. As regards deregistration, Adecco currently plans to terminate its reporting obligations under the Exchange Act immediately following the date when the revised SEC rules on deregistration become effective.

A notification will be sent to ADR holders setting forth the termination of the ADS program. Prior to the delisting holders can elect to sell their ADSs over the NYSE or they are entitled to exchange their ADRs with JPMorgan Chase Bank, N.A., as depositary, for underlying Adecco ordinary shares. Following the delisting during a period of 6 months holders are still entitled to exchange their ADRs for underlying Adecco ordinary shares. At the end of this period any remaining shares underlying the ADRs will be sold, the proceeds of sale will be held for a time by the depositary and the ADRs will represent only the right to receive the cash proceeds of sale of the underlying shares. The dividend record and payment dates remain unchanged on May 21, 2007 and June 25, 2007 respectively. For further information about this change please refer to the Investor Information section of the Adecco website www.adecco.com.

Adecco will further develop its business operations in the US, but wishes to concentrate its trading volume at virt-x and Euronext, which reduces complexity and therefore costs. Adecco considers that US investors are an important part of its investor base and will maintain English language reporting and its relationship with US investors.

Following the delisting from the NYSE, Adecco S.A.’s common shares will continue to trade on virt-x and Euronext Paris. The Company has not arranged for listing and/or registration of the Company’s securities on another U.S. securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States.

SOX Compliance

In March 2007 Adecco was certified for SOX (Sarbanes-Oxley)-404 compliance as of December 31, 2006 and today is filing its annual report in the US on Form 20-F for the year 2006. This demonstrates that Adecco has in place and is committed to maintain internal controls throughout its global organisation that meet the world’s highest standards. After delisting and deregistering in the United States Adecco will continue to provide a high standard of corporate governance, information and disclosure for all investors at least inline with current Swiss, French and UK regulations.

About Adecco

Adecco Group is the world market leader in Human Resource services with sales of EUR 20.4 billion in 2006. The Adecco network connects over 700,000 associates with business clients each day through its network of 35,000 employees and 6,700 offices in over 70 countries and territories around the world. Headquartered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing solutions and career services to clients and associates.

Contacts:

Adecco Corporate Press Office

Axel.Schafmeister@adecco.com ; Tel. +41 (0) 44 878 8832

Adecco Corporate Investor Relations

Investor.relations@adecco.com ; Tel. +41 (0) 44 878 8925

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 11 April 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 11 April 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary